Exhibit 21.1

SUBSIDIARIES OF ZYNGA INC.

Astro Ape SGS, LLC (Delaware)

DNA Games LLC (Delaware)

XPD Media Inc. (Cayman)

Zynga China (Beijing) Co. Ltd. (China)

Zynga Game International Limited (Ireland)

Zynga Game Ireland Limited (Ireland)

Zynga Luxembourg S.à r.l. (Luxembourg)

Zynga Game Holdings Limited (Ireland)

Zynga Japan K.K. (Japan)

Zynga Game Network India Private Limited (India)

Zynga Germany GmbH (Germany)

Zynga U.K. Limited (United Kingdom)

Zynga Game Canada Ltd. (Canada)